UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*


                                LOEWS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   540424-10-8
            --------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                                   Barry Bloom
                               667 Madison Avenue
                            New York, New York 10021
                                  212 521-2930
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 December 19, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

                                  SCHEDULE 13D

---------------------------                            -------------------------
  CUSIP NO. 540424-10-8                                       PAGE 2 OF 10 PAGES
---------------------------                            -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (entities only)

          Laurence A. Tisch
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

          WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                         8,478,998
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                2,000,000
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 8,478,998
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          2,000,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,478,998
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                             [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 540424-10-8                                        PAGE 3 OF 10 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Andrew H. Tisch
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    1,252,000
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     20,000
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      1,252,000
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               20,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,272,000
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 540424-10-8                                        PAGE 4 OF 10 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Daniel R. Tisch
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    1,250,880
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      1,250,880
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,250,880
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 540424-10-8                                        PAGE 5 OF 10 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     James S. Tisch
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    1,330,000
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     50,000
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      1,330,000
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               50,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,380,000
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 540424-10-8                                        PAGE 6 OF 10 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Thomas J. Tisch
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    1,250,000
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     40,000
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      1,250,000
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               40,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,290,000
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

         Laurence A. Tisch, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (the "Reporting Persons") hereby amend and supplement the statement on Schedule 13D previously filed by them with respect to the Common Stock (the "Common Stock") of Loews Corporation (the "Issuer") as set forth herein. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The aggregate number and percentage of the outstanding Common Stock (based upon a total of 98,614,000 shares reported as outstanding by the Issuer as of November 3, 2000) beneficially owned by each of the Reporting Persons as of December 22, 2000 were as follows:

                  Laurence A. Tisch          10,478,998                 10.6%
                  Andrew H. Tisch             1,272,000                  1.3
                  Daniel R. Tisch             1,250,880                  1.3
                  James S. Tisch              1,380,000                  1.4
                  Thomas J. Tisch             1,290,000                  1.3

         Laurence A. Tisch has sole voting power and sole investment power with respect to 8,478,998 shares of Common Stock. The remaining 2,000,000 shares beneficially owned by him are owned by Wilma S. Tisch, his wife, and accordingly he may be deemed to share voting power and investment power with respect to such shares.

         Andrew H. Tisch has sole voting power and sole investment power as to 2,000 shares of Common Stock held by him directly and 1,250,000 shares held by Andrew H. Tisch 1991 Trust, for which he is the managing trustee. In addition, he has shared voting power and shared investment power with respect to 20,000 shares held by a charitable foundation of which he is a director.

         Daniel R. Tisch has sole voting power and sole investment power as to 500 shares of Common Stock held by him directly, 1,250,000 shares held by Daniel
R. Tisch 1991 Trust, for which he is the managing trustee, and 380 shares owned by him as custodian for a son of Andrew H. Tisch.

         James S. Tisch has sole voting power and sole investment power as to 80,000 shares of Common Stock held by him directly and 1,250,000 shares of Common Stock held by James S. Tisch 1991 Trust, for which he is the managing trustee. In addition, he has shared voting power and shared investment power with respect to 50,000 shares held by a charitable foundation of which he is a director.

         Thomas J. Tisch has sole voting power and sole investment power as to 1,250,000 shares of Common Stock held by Thomas J. Tisch 1991 Trust, for which he is the managing

                               Page 7 of 10 Pages
trustee. In addition, he has shared voting power and shared investment power with respect to 20,000 shares held by a charitable foundation of which he is a director, and he may be deemed to have shared voting power and shared investment power with respect to 20,000 shares owned by Alice M. Tisch, his wife, as custodian for their children.

         During the sixty days preceding the filing of this statement, the Reporting Persons effected the following transactions in the Common Stock of the Issuer. Laurence A. Tisch effected sales of shares over which he has sole dispositive power on the New York Stock Exchange as follows:

                 Date                Number of Shares        Price per Share
                 ----                ----------------        ---------------
                 11/27/00                 113,500               $94.5805
                 11/28/00                 111,400               $95.0211
                 11/29/00                 301,900               $95.1237
                 11/30/00                  73,200               $94.8300
                 12/1/00                   30,100               $94.5000
                 12/4/00                  110,300               $94.7563
                 12/5/00                   49,600               $95.0291
                 12/6/00                   70,000               $94.9643
                 12/7/00                   40,000               $94.9375
                 12/8/00                   85,000               $94.7500
                 12/19/00                 520,000               $95.6683
                 12/20/00                 325,000               $97.7500

         In addition, on December 19, 2000, a charitable foundation of which Thomas J. Tisch is a director sold 10,000 shares of Common Stock on the New York Stock Exchange at $94.956833 per share.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.   Agreement regarding the joint filing of this statement.



                               Page 8 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 22, 2000                        /s/ Laurence A. Tisch
                                         ----------------------------------
                                             Laurence A. Tisch


                                         /s/ Andrew H. Tisch
                                         ----------------------------------
                                             Andrew H. Tisch


                                         /s/ Daniel R. Tisch
                                         ----------------------------------
                                             Daniel R. Tisch


                                         /s/ James S. Tisch
                                         ----------------------------------
                                             James S. Tisch


                                         /s/ Thomas J. Tisch
                                         ----------------------------------
                                             Thomas J. Tisch




                               Page 9 of 10 Pages